Exhibit 99.52

BROOKFIELD OFFICE PROPERTIES CANADA

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BROOKFIELD OFFICE PROPERTIES CANADA LP

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BROOKFIELD PROPERTIES MANAGEMENT CORPORATION

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BROOKFIELD PROPERTIES CORPORATION

PROPERTY MANAGEMENT AGREEMENT

May 1, 2010

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		1
1.1	Definitions	1
1.2	Headings and Table of Contents	8
1.3	Interpretation	8
1.4	Currency	8
1.5	Generally Accepted Accounting Principles	8
1.6	Invalidity of Provisions	8
1.7	Entire Agreement	9
1.8	Waiver, Amendment	9
1.9	Governing Law	9
ARTICLE 2
APPOINTMENT OF THE MANAGER		9
2.1	Appointment and Acceptance	9
2.2	Subcontracting and Other Arrangements	11
2.3	BOPC Group Members to Execute Additional Documentation	11
2.4	Regulatory Compliance	11
ARTICLE 3
SERVICES OF THE MANAGER		11
3.1	Management Services	11
3.2	Insurance	16
3.3	Special Services	16
ARTICLE 4
INFORMATION AND RECORDS		16
4.1	Books and Records	16
4.2	Examination of Records	17
4.3	Access to Information by Manager	17
4.4	Access to Information by Trust	17
4.5	Additional Information	18
ARTICLE 5
FINANCIAL MANAGEMENT AND ACCOUNTING		18
5.1	Approved Budgets and Reporting	18
5.2	No Guarantee	20
5.3	Property Revenues	21
5.4	Disbursements	21
5.5	Periodic Distributions	21
ARTICLE 6
RELATIONSHIP BETWEEN MANAGER AND BOPC GROUP		22
6.1	Other Activities	22
6.2	Exclusivity	22
6.3	Other Services	23
6.4	No Partnership or Joint Venture	23

ARTICLE 7
MANAGEMENT AND EMPLOYEES		23
7.1	Management and Employees	23
7.2	Manager’s Conduct	24
7.3	Limitation of Authority	24
7.4	Non Arm’s Length Contracts	25
ARTICLE 8
FEES		25
8.1	Property Management Fee	25
8.2	Leasing Fees	27
8.3	Capital Expenditure Fees and Major Capital Purchase Fees	28
8.4	Professional Fees	29
ARTICLE 9
EXPENSES AND TAXES		30
9.1	Expenses	30
9.2	Computation and Payment of Expenses and Governmental Charges	31
9.3	Governmental Charges	31
9.4	Co-Owned Properties	31
9.5	Allocation of Expenses and Liability of BOPC Group Members	31
9.6	No Obligation to Expend Funds/Shortfalls	32
ARTICLE 10
SPONSOR’S OBLIGATION		32
10.1	Sponsor’s Obligation	32
ARTICLE 11
REPRESENTATIONS AND WARRANTIES		33
11.1	Representations and Warranties of the Manager	33
11.2	Representations and Warranties of the Trust and the Limited Partnership	33
ARTICLE 12
LIABILITY AND INDEMNIFICATION		34
12.1	Indemnity	34
12.2	Limitation of Liability	35
ARTICLE 13
TERM AND TERMINATION		36
13.1	Term	36
13.2	Termination by the Trust	36
13.3	Termination by the Manager	37
13.4	Dispute as to the Occurrence of an Event of Default	38
13.5	Survival Upon Termination	38
13.6	Action Upon Termination	38
13.7	Release of Money or other Property Upon Written Request	39

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ARTICLE 14
ARBITRATION		39
14.1	Sole and Exclusive Procedure	39
14.2	Arbitration Procedure	39
ARTICLE 15
GENERAL PROVISIONS		40
15.1	Assignment	40
15.2	Failure to Pay When Due	41
15.3	Consequential Damages	41
15.4	Enurement	41
15.5	Notices	41
15.6	Further Assurances	43
15.7	Counterparts	43

iii

PROPERTY MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of May, 2010.

BETWEEN:

BROOKFIELD OFFICE PROPERTIES CANADA (the “Trust”), an unincorporated, closed-end real estate investment trust existing under the laws of the Province of Ontario
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BROOKFIELD OFFICE PROPERTIES CANADA LP (the “Limited Partnership”), a partnership formed under the laws of the Province of Ontario, by its general partner, BOPC GP INC. (the “General Partner”), a corporation incorporated under the laws of Canada
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BROOKFIELD PROPERTIES MANAGEMENT CORPORATION (the “Manager”), a corporation incorporated under the laws of Canada
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BROOKFIELD PROPERTIES CORPORATION (the “Sponsor”), a corporation incorporated under the laws of Canada
RECITALS:

A.           The Trust, the Limited Partnership and their Subsidiaries are engaged in the business of acquiring, developing and owning commercial real properties in Canada.

B.           The Trust and the Limited Partnership wish to engage the Manager to provide to the BOPC Group, or arrange for the provision of, certain property management services with respect to its Canadian commercial properties, subject to the terms and conditions of this Agreement, and the Manager wishes to accept such engagement.

C.           As at the date hereof, the Manager is a Subsidiary of the Sponsor.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, except where the context otherwise requires, the following terms will have the following meanings:

1.1.1       “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.2       “Agreement” means this Property Management Agreement and “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and include every instrument supplemental or ancillary to this Agreement and, except where the context otherwise requires, not to any particular article or Section thereof;

1.1.3       “Approved” or “Approval” means, with respect to any decision or matter, the approval of such decision or matter given either verbally or in writing by (i) any senior officer of the Trust, (ii) any Trustee, or (iii) any other Person or Persons to whom the Trust may have delegated the authority to make such decision or matter from time to time pursuant to a written delegation policy (including, without limitation, the Asset Manager);

1.1.4       “Approved Budget” means, in respect of a Managed Property, the annual budget prepared by the Manager for such Managed Property pursuant to Section 5.1, as presented and Approved from time to time, as the same may be amended by any revisions or variations thereto as presented and Approved from time to time;

1.1.5       “Approved Plans” means in respect of a Managed Property, the annual plans prepared by the Manager for such Managed Property pursuant to Section 5.1, as presented and Approved from time to time, as the same may be amended by any revisions or variations thereto as presented and Approved from time to time;

1.1.6       “Asset Manager” means the asset manager appointed by the Trust from time to time, which Asset Manager is initially Brookfield Properties Management Corporation pursuant to the Asset Management Agreement;

1.1.7       “Asset Management Agreement” means the asset management agreement dated the date hereof among the Trust, the Limited Partnership, the Asset Manager and the Sponsor;

1.1.8       “BOPC Group” means, collectively, the Trust, the Limited Partnership and each direct or indirect Subsidiary of the Trust or Limited Partnership;

1.1.9       “BOPC Group Member” means any member of the BOPC Group;

1.1.10     “Business Day” means a day other than a Saturday or Sunday on which Canadian chartered banks are open for business in Toronto, Ontario and, when used in reference to a Service to be provided or action to be taken in respect of a particular Property, in the city where such Property is located;

1.1.11     “Claims” has the meaning assigned thereto in Section 12.1.1;

1.1.12     “Capital Expenditure Fee” has the meaning assigned thereto in Section 8.3.1;

1.1.13     “Capital Expenditure Services” means the Services described in Section 3.1.26 or Section 3.1.27 in respect of any Construction Work at any of Managed Properties;

1.1.14     “Capital Taxes” means any taxes levied against a BOPC Group Member by any Governmental Authority having jurisdiction, including, without limiting the generality of the foregoing, the Large Corporations Tax imposed under the Income Tax Act (Canada) and tax imposed under the Corporations Tax Act (Ontario) or similar provincial legislation affecting any Property if located outside of Ontario, based upon or computed by reference to the paid-up capital or place of business of such BOPC Group Member, or the taxable capital employed by it in Canada as determined for the purpose of such tax or taxes;

1.1.15     “Construction Work” means any construction, reconstruction or alteration of any improvements constituting part of the Managed Properties, excluding however ordinary course operating repairs and maintenance performed in the day to day operation of the Managed Properties and excluding Development Services and Construction Work as such term is defined in the Asset Management Agreement;

1.1.16     “Control” means the possession, directly or indirectly, through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract, by virtue of provisions contained in constitutional documents or otherwise; and for certainty and without limitation, a Person is deemed to Control another Person if: (i) the first Person owns securities (other than by way of security only), directly or indirectly, of the second Person entitling the first Person to exercise more than 50% of the votes exercisable at any meeting of that second Person, together with the right to elect a majority of the directors of the second Person, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership or the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership, or (iii) the second Person is a limited partnership and the first Person is the general partner of the limited partnership or Controls the general partner  of the limited Partnership. “Controls”, “Controlling” and “Controlled” have corresponding meanings;

1.1.17     “Co-Owned Property” means a property in respect of which a BOPC Group Member now or hereafter owns a freehold or leasehold interest but which is not wholly-owned by one or more BOPC Group Members;

1.1.18     “Co-Owner” means a co-owner of a Co-Owned Property that is not a BOPC Group Member;

1.1.19     “Declaration of Trust” means the declaration of trust dated as of March 19, 2010 pursuant to which the Trust was created;

1.1.20     “Development Services” means development, supervision and co-ordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a Property, all of which shall be provided by the Asset Manager pursuant to the Asset Management Agreement;

1.1.21     “Disputes” has the meaning assigned thereto in Section 14.1;

1.1.22     “Event of Default” means, with respect to the Trust, a Trust Event of Default and, with respect to the Manager, a Manager Event of Default;

1.1.23     “Expenses” has the meaning assigned thereto in Section 9.1.2;

1.1.24     “Expense Statement” has the meaning assigned thereto in Section 9.2;

1.1.25     “Fiscal Quarter” means a fiscal quarter of the Trust;

1.1.26     “Fiscal Year” means a fiscal year of the Trust;

1.1.27     “General Partner” means BOPC GP Inc., a corporation under the laws of Canada, in its capacity as the general partner of the Limited Partnership;

1.1.28     “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s) or managing partner(s) of such limited liability company, (iii) with respect to a limited partnership, the board, committee or other body of the general partner of such limited partnership that serves a similar function (or if any such general partner is itself a limited partnership, the board, committee or other body of such general partner’s general partner that serves a similar function) and (iv) with respect to any other Person, the body of such Person that serves a similar function;

1.1.29     “Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization, securities regulatory authority or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.30     “Governmental Charges” has the meaning assigned thereto in Section 9.3;

1.1.31     “Gross Revenues” means, with respect to any period, and without duplication, the aggregate of all revenues of every nature generated from the use and operation of the Properties and accruing to the benefit of the BOPC Group during such period (including the value of all rent free and other revenue based tenant inducements relating to such period), accounted for on an accrual basis and including tenants’ basic and percentage rental, termination and surrender fees, settlements, fees from license agreements, recoveries, advertising revenue, revenue from telecommunication services, rights of way, access agreements, generator and diesel fees, security monitoring fees, special events and promotion revenues, parking revenues, HVAC charges, real property taxes, proceeds of insurance relating to loss of rental income and operating expenses, operating costs and other similar amounts, amounts received under any permitted encumbrances and litigation proceeds and awards relating to the recovery of any Property revenues or operating expenses.  Gross Revenues will exclude GST, HST, proceeds of any sale, financing or expropriation of any Property or part thereof, insurance proceeds (other than proceeds of insurance relating to loss of rental income and operating expenses), litigation proceeds or awards (other than litigation proceeds or awards relating to the recovery of any Property revenues or operating expenses), interest earned in Property Accounts, security deposits (except to the extent such deposits are applied as payments of rent or operating expenses or are forfeited), and advance rent payments (other than the first month’s rent) until the reporting period in which such payments are to be applied as rent payments or until such advance rent payments are forfeited, whichever comes first;

1.1.32     “GST” means the tax levied by the Government of Canada on goods and services pursuant to the Excise Tax Act (Canada) and commonly known as the Goods and Services Tax, and any HST, multi-stage sales, sales, use, consumption, value-added or other similar taxes imposed by any applicable taxing authorities;

1.1.33     “GST/HST Authorization” means the authorization obtained pursuant to Section 239 of the Excise Tax Act (Canada) or any successor enactment;

1.1.34     “HST” means any harmonized sales tax which combines a province’s sales tax with GST;

1.1.35     “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

1.1.36     “Indemnified Party” has the meaning assigned thereto in Section 12.1;

1.1.37     “Indemnifying Party” has the meaning assigned thereto in Section 12.1;

1.1.38     “Independent Trustee” has the meaning assigned thereto in the Declaration of Trust;

1.1.39     “Individual Property Management Agreement” means a separate property management agreement in respect of a Property between a BOPC Group Member and the Manager or an Affiliate of the Manager, or a separate property management agreement in respect of a Co-Owned Property between a BOPC Group Member, the other Co-Owner(s) of such Co-Owned Property and the Manager or an Affiliate of the Manager;

1.1.40     “Initial Term” has the meaning assigned thereto in Section 13.1;

1.1.41     “Interest Rate” means the prime rate of interest charged by the Canadian Imperial Bank of Commerce in Canada from time to time plus two percent;

1.1.42     “Laws” means all laws (including common law), statutes, regulations, statutory rules, by-laws, orders, ordinances, directives and the terms and conditions of any approvals, permits, licences or judgments of any Governmental Authority, together with any applicable enforceable published notes, guidelines or policies, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.43     “Leases” means all present and future offers to lease, leases, agreements to lease, renewals of leases, extensions of leases, renegotiations, restructuring of lease arrangements, expansions, surrenders, assignments, binding letters of intent to lease, subleases, and all other tenancy agreements, rights or licenses granted by or on behalf of any BOPC Group Member or any of its predecessors in title to possess, use or occupy space in any part of a Property (other than an easement or a right in the nature of an easement), together with all security, guarantees and indemnities of the tenants’, subtenants’ and licensees’ obligations thereunder, including any parking license agreements, storage space licence agreements, generator licence agreements and telecom agreements;

1.1.44     “Leasing Fee” has the meaning assigned thereto in Section 8.2;

1.1.45     “Liabilities” has the meaning assigned thereto in Section 12.1.1;

1.1.46     “Limited Partnership” means Brookfield Office Properties Canada LP, a limited partnership under the laws of the Province of Ontario;

1.1.47     “Limited Partnership Agreement” means the amended and restated limited partnership agreement dated as of May 1, 2010 pursuant to which the Limited Partnership was created;

1.1.48     “Major Capital Purchase Fee” has the meaning assigned thereto in Section 8.3;

1.1.49     “Managed Properties” means all Properties excluding only those Co-Owned Properties in respect of which a Third Party Property Management Agreement exists because the BOPC Group Member does not have (or has lost) the right to determine who the property manager of such Co-Owned Property will be, and “Managed Property” means any of them;

1.1.50     “Manager” means Brookfield Properties Management Corporation, a corporation under the Laws of Canada;

1.1.51     “Manager Event of Default” has the meaning assigned thereto in Section 13.2.1;

1.1.52     “Person” includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.53     “Project Costs” means all hard and soft costs incurred in connection with the performance of Construction Work at any of the Managed Properties, including without limitation the costs of all materials supplied and services rendered and all architectural and engineering fees;

1.1.54     “Properties” means, at any time, all properties in respect of which a BOPC Group Member owns a freehold or leasehold interest at such time, and “Property” means any of them;

1.1.55     “Properties Account” has the meaning assigned thereto in Section 5.3;

1.1.56     “Property Management Fee” has the meaning assigned thereto in Section 8.1.1;

1.1.57     “Renewal Terms” has the meaning assigned thereto in Section 13.1;

1.1.58     “Services” means the services to be provided by the Manager pursuant to this Agreement;

1.1.59     “Significant Lease” means, in respect of a Managed Property, a Lease for premises having a total gross leaseable area in excess of 30,000 square feet;

1.1.60     “Special Voting Units” means the special voting units of the Trust authorized and issued under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

1.1.61     “Sponsor” means Brookfield Properties Corporation, a corporation under the Laws of Canada;

1.1.62     “Subsidiary” means, with respect to any Person, any other Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of a Subsidiary;

1.1.63     “Tax Act” means the Income Tax Act (Canada);

1.1.64     “Tenants” mean all Persons who now or hereafter are parties to a Lease for the time being in effect or have any right of use or occupancy of all or any part of a Managed Property under a Lease; and “Tenant” means any of them;

1.1.65     “Term” has the meaning assigned thereto in Section 13.1;

1.1.66     “Third Party Property Management Agreement” means a separate property management agreement in respect of a Co-Owned Property between a BOPC Group Member, the other Co-Owner(s) of such Co-Owned Property and a third party manager that is not the Manager or an Affiliate of the Manager;

1.1.67     “Trust” means Brookfield Office Properties Canada, an unincorporated, closed-end, real estate investment trust established under the laws of the Province of Ontario;

1.1.68     “Trustees” means as of any particular time, all of the trustees of the Trust holding office under and in accordance with the Declaration of Trust, in their capacity as trustees thereunder;

1.1.69     “Trust Event of Default” has the meaning assigned thereto in Section 13.3.1;

1.1.70     “Trust Units” means the trust units of the Trust authorized and issued under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein; and

1.1.71     “Unitholders” means the holders of Trust Units and Special Voting Units.

1.2	Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3	Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1       words importing the singular include the plural and vice versa;

1.3.2       wherever the words “include”, “includes”, “including” are used, they will be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by these words or words of like import;

1.3.3       any reference to a statute, regulation, policy, rule or instrument will include, and will be deemed to be a reference also to, all amendments made to such statute, regulation, policy, rule or instrument and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.4       any reference to this Agreement or any other agreement, document or instrument will be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated or supplemented; and

1.3.5       references to a party or parties includes that party’s or those parties’ successors and permitted assigns.

1.4	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in Canadian currency.

1.5	Generally Accepted Accounting Principles

In this Agreement, references to “generally accepted accounting principles” mean, the generally accepted accounting principles set out in the Handbook of the Canadian Institute of Chartered Accountants and, at the option of the applicable BOPC Group Member, shall include IFRS.

1.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.7	Entire Agreement

Except as expressly provided for herein, this Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, trustees, officers, employees or agents, to any other party to this Agreement or its directors, trustees, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.8	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.9	Governing Law

This Agreement will be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.

ARTICLE 2
APPOINTMENT OF THE MANAGER

2.1	Appointment and Acceptance

2.1.1       Subject to and in accordance with the terms, conditions and limitations in this Agreement, the Trust, on its own behalf and as agent for the other BOPC Group Members, hereby appoints and retains the Manager as the exclusive property manager of all present and future Managed Properties, to provide or arrange for the provision of the Services in respect of all Managed Properties, subject to the overriding supervision and direction of the Trustees and the rights of Co-Owners and the terms and conditions of the Individual Property Management Agreements (if any) with respect to the Co-Owned Properties.

2.1.2       The parties acknowledge that Co-Owned Properties may from time to time be subject to separate property management agreements that are either Individual Property Management Agreements or Third Party Property Management Agreements.

2.1.3       If an Individual Property Management Agreement exists in respect of a Managed Property that is a Co-Owned Property, the Manager agrees that:

2.1.3.1        it will perform, or cause its Affiliate appointed as the property manager under such Individual Property Management Agreement to perform, the services required to be performed pursuant to and in accordance with the terms of such Individual Property Management Agreement; and

2.1.3.2        to the extent that this Agreement contemplates additional Services being provided or approvals being obtained with respect to such Managed Property, the Manager will, to the extent permitted under the terms of the Individual Property Management Agreement, perform and obtain, or cause its Affiliate appointed as the property manager under such Individual Property Management Agreement to perform and obtain, such additional Services and approvals in accordance with this Agreement, provided that to the extent that a conflict exists between any of the terms and conditions of this Agreement and the terms and conditions of any Individual Property Management Agreement, except for any such terms and conditions relating to any payments owing to the Manager or its Affiliates (including the payment of fees) the terms and conditions of the Individual Property Management Agreement will prevail.  For greater certainty, to the extent that the terms and conditions of this Agreement and of any Individual Property Management Agreement relating to any payments owing to the Manager or its Affiliates (including the payment of fees) differ, such provisions shall be deemed not to conflict but shall each be given effect subject to Sections 8.1.1, 8.2.2 and 8.3.3 of this Agreement.

2.1.4       If a Third Party Property Management Agreement exists in respect of a Property and this Agreement contemplates additional Services being provided or approvals being obtained with respect to such Property, the Manager will, to the extent it is able and permitted to do so, perform such additional Services and obtain such approvals in accordance with this Agreement in respect of the interest of the BOPC Group Member in such Property. In addition, the Manager will oversee the performance by the third party property manager of its obligations under the Third Party Property Management Agreement on behalf of such BOPC Group Member.

2.1.5       The Manager hereby accepts the appointment provided for in this Section 2.1 and agrees to act in such capacity and to provide or arrange for the provision of the Services in respect of the Managed Properties upon the terms, conditions and limitations in this Agreement.

2.1.6       The Manager acknowledges that the applicable BOPC Group Members will retain, directly or indirectly, title to and ownership of the Properties or its interest therein and that the Manager will not as a result of its appointment hereunder or in providing the Services acquire, directly or indirectly, title to, any security interest in, or any rights of any kind whatsoever in, to or under the Properties (or any income, receipts or revenues therefrom).

2.2	Subcontracting and Other Arrangements

The Manager may from time to time subcontract to any Person, or arrange for the provision of any or all of the Services to be provided by the Manager under this Agreement by any Person (referred to as a “delegatee”), and the Trust and the Limited Partnership (on their own behalf and on behalf of the BOPC Group) hereby consent to any such subcontracting or arrangement; provided that in all cases involving the subcontracting of Services (i) the Manager will not be relieved of any of its obligations under this Agreement, (ii) the Manager will remain responsible to the Trust and the Limited Partnership for any Services provided by a delegatee and (iii) and any payments made by the BOPC Group Members under any such arrangement to a delegatee will reduce the fees payable hereunder to the Manager on a dollar for dollar basis.  Where appropriate in this Agreement, all references to the Manager will include delegatees.

2.3	BOPC Group Members to Execute Additional Documentation

The Trust and Limited Partnership covenant and agree to cause, upon request of the Manager, any or all present or subsequently acquired BOPC Group Members to execute such documentation and take such further action as may be necessary or desirable to accomplish the purposes of this Agreement or the agreements or arrangements contemplated by this Agreement.

2.4	Regulatory Compliance

The Manager shall do all things reasonably necessary in respect of all Managed Properties, so long as the same are expressly within the scope of the Services, to assist the Trust in complying with all requirements applicable to the Trust under applicable securities laws or the rules or by-laws of any stock exchange(s) on which the securities of the Trust are traded, including all requirements which relate to financial reporting.

ARTICLE 3
SERVICES OF THE MANAGER

3.1	Management Services

The Manager will manage all aspects of the operation, maintenance, leasing, repair, cleaning, security, insurance and management of the Managed Properties (other than asset management services), subject to the availability of funds from the BOPC Group, the Approved Budgets and Section 7.3.  Without limiting the generality of the foregoing, but subject to the availability of funds from the BOPC Group and the Approved Budgets (or as may otherwise be Approved), the Manager agrees that it will, in respect of each Managed Property and on behalf of the BOPC Group Member that owns an interest therein:

3.1.1       Management Services - diligently furnish management services to administer and maintain such Managed Property in an efficient manner;

3.1.2       Joint Venture and Ground Lease Services - act as the representative of the BOPC Group in connection with all property-level matters relating to the co-owners agreements, ground leases or other agreements relating to the Managed Property, and make all decisions, exercise all rights and discretions and enforce all obligations on behalf of the BOPC Group thereunder;

3.1.3       Leases - use reasonable commercial efforts to obtain Tenants who will lease premises in such Managed Property or to cause such premises to be leased under its general supervision and direction, conduct appropriate credit reviews of prospective Tenants and, with the assistance of counsel engaged at the expense of the applicable BOPC Group Member, enter into negotiations, finalize and execute Leases and arrangements with Tenants wishing to enter into, renew, extend, renegotiate, restructure or assign their Leases or expand, sublease or surrender their leased premises; the Manager (or any Affiliate of the Manager who is appointed as property manager pursuant to an Individual Property Management Agreement) is hereby authorized to execute all Leases and all extensions, amendments and restatements thereof on behalf of the BOPC Group and to engage the services of real estate brokers in connection with the leasing of the Managed Property (provided that the Manager shall not permit any Affiliate who is property manager pursuant to an Individual Property Management Agreement to execute any Lease, or any extension, amendment or restatement thereof, or engage any real estate broker in connection with the leasing of the Managed Property unless the Manager would itself be permitted to execute such document or engage such real estate broker in accordance with this Agreement);

3.1.4       Tenant Moves - plan the timing of Tenants moving into and out of the Managed Property so as to minimize the disturbance and inconvenience to the normal operation of the Managed Property and to other Tenants in occupancy;

3.1.5       Rent Collection - demand and collect from Tenants, by steps which are commercially reasonable and proper in the circumstances, all rents and additional charges so that the same are regularly received at the earliest possible date by the Manager in accordance with the provisions of the respective Tenant’s Lease, and receive for the account of such BOPC Group Member (and any Co-Owner of the Managed Property) all such rents and other amounts payable by Tenants pursuant to their Leases or other contractual obligations;

3.1.6       Lease Enforcement - with assistance of legal counsel engaged at the expense of the applicable BOPC Group Member, (i) take commercially reasonable steps to ensure that Tenants comply with their Leases (including promptly giving all notices and statements as are necessary or required by the applicable Leases to collect arrears of rent and other payments from Tenants), (ii) exercise the landlord’s powers and rights and enforce breaches of covenants under Leases in a prudent manner, including by instituting and prosecuting in the name of the landlord legal proceedings, exercising other legal remedies for this purpose, distraining for rent, evicting Tenants and recovering possession of the leased premises, (iii) settle, compromise, discontinue and release claims or reinstate tenancies, in each case as the Manager deems commercially prudent;

3.1.7       Notices - give all notices and statements required to be sent to Tenants under all Leases, and give all other notices reasonably necessary for the good and proper management of the Managed Property;

3.1.8       Promotion and Events - carry out appropriate advertising and promotional activities and event management;

3.1.9       Parking Facilities - manage or arrange for the management of the parking facilities located at the Managed Property in accordance with sound management practices for such facilities, with all fees payable to such parking manager being the responsibility of the BOPC Group;

3.1.10     Compliance with Agreements and Financing - do or cause to be done all such things as are necessary (and for which the Manager is hereby granted full authority) to enable compliance by the BOPC Group with all of its covenants, duties, agreements, obligations, terms and conditions of the Leases, encumbrances affecting the Managed Property and all financings secured against such Managed Property;

3.1.11     HVAC - cause the Managed Property to be heated or cooled to reasonable temperatures according to the season and in accordance with the landlord’s obligations contained in the Leases, and cause the heating and air-conditioning equipment to be operated and maintained in good repair;

3.1.12     Utilities and Other Services - contract for and manage the supply as may be required of electricity, gas, steam, fuel, water, telephone and other services and supplies to the Managed Property, including janitorial, pest control, elevator maintenance and other building services;

3.1.13     Repair - cause the Managed Property to be maintained in a good operating condition and state of repair and, when required, the Manager shall replace such equipment in the Managed Property as may be required to achieve the foregoing;

3.1.14     General Maintenance - cause all sidewalks, parking areas and common areas of the Managed Property to be kept free from snow and ice and in a state of good repair, cause any landscaping in interior or exterior common areas to be maintained and cause all rubbish and garbage to be removed from the Managed Property;

3.1.15     Common Area Maintenance - arrange for and supervise all common area maintenance, management and supervision of the Managed Property and purchase all supplies, arrange all labour and pay all costs in connection thereto at the expense of the applicable BOPC Group Member;

3.1.16     Service Contracts - negotiate, settle and administer all contracts as may be reasonably necessary for the operation and maintenance of the Managed Property (including all agreements with municipalities and the owners or occupants of neighbouring lands), and contract for the purchase of all services, materials and supplies as may be necessary in the performance of its duties and responsibilities;

3.1.17     Security - arrange and supervise appropriate security for the protection of the Managed Property;

3.1.18     Rules and Regulations - prepare the rules and regulations required to be made under the Leases for the better or more efficient operation of the Managed Property and use reasonable commercial efforts to cause the same to be fulfilled by the Tenants;

3.1.19     Payment of Expenses - arrange for the payment of all expenses relating to the operation of the Managed Property at the expense of the applicable BOPC Group Member, including, without limitation, realty taxes and assessments, water rates, light and power rates, wages, fuel oil and natural gas as they become due (or earlier); the Manager is authorized to dispute, settle or compromise any claims for any such expenses and charges where it deems appropriate;

3.1.20     Advisors - select and retain accountants, lawyers and such other professional advisors reasonably necessary or appropriate to advise in connection with the management, operation, repair, maintenance, administration and supervision of the Managed Property, at the expense of the applicable BOPC Group Member;

3.1.21     Inspections - carry out physical inspections of the Managed Property at reasonable intervals and take such steps as it deems necessary so as to cause the Managed Property to comply with all restrictions and obligations, statutory, municipal or otherwise, made by any Governmental Authority having authority with respect to the Managed Property;

3.1.22     Damage and Destruction - promptly notify the Trust of any material damage or destruction to any Managed Property;

3.1.23     Taxes - take such steps as may be necessary or appropriate to evaluate, and if appropriate appeal, any assessment for realty and any other business taxes relating to the Managed Property, and conduct any appeal with respect thereto;

3.1.24     Negotiate Agreements - with the assistance of legal counsel and other necessary professional advisors engaged at the expense of the applicable BOPC Group Member, negotiate on behalf of the BOPC Group with any third parties with respect to any encumbrances or agreements relating to any Managed Property, including any ground leases or co-owner agreements, with respect to any amendments thereto or consents or approvals required thereunder, including in connection with any sale or financing of all of the Managed Property that has been Approved;

3.1.25     Litigation - promptly notify the Trust of any material claims made against any BOPC Group Member, and institute and administer any claims or litigation proceedings;

3.1.26     Tenant Improvements - approve and review, or retain and supervise professionals to review, all Tenant construction plans or specifications relating to changes or leasehold improvements in premises within the Managed Property, and co-ordinate, supervise and oversee the execution of any Construction Work, including any such work that involves any redesign, redevelopment, construction, alteration or improvement to the Managed Property; and negotiate with Tenants in respect of business interruption, physical changes to their premises or relocations (whether temporary or permanent) required with respect to such work; and all such work and services shall constitute Capital Expenditure Services in respect of which the Capital Expenditure Fee shall be payable in accordance with Section 8.3.1;

3.1.27     Landlord and Owner Improvements - approve and review, or retain and supervise professionals to prepare all construction plans or specifications relating to (i) changes or improvements required to the Managed Property in respect of any construction or remediation required pursuant to the terms of any Lease, or (ii) construction or remediation in the nature of a repair or replacement to the existing Managed Property or any other change, improvement or alteration to an existing Managed Property which does not constitute an addition to or expansion or substantial redevelopment of such Managed Property and that is provided for in the Approved Budget or otherwise Approved, or (iii) any construction or remediation required in respect of an environmental or green initiative such as LEED or other environmental certification that is provided for in the Approved Budget or otherwise Approved; and co-ordinate, supervise, oversee and cause the execution of any Construction Work; and all such work and services shall constitute Capital Expenditure Services in respect of which the Capital Expenditure Fee shall be payable in accordance with Section 8.3.1;

3.1.28     Governmental Charges - collect all applicable goods and services tax, harmonized sales tax, sales tax, value-added tax, use tax, withholding or other taxes, customs duties or other governmental charges which are levied or imposed by any Governmental Authority with respect to the Managed Property, including without limitation, any GST and HST, and prepare, sign (if permitted by the Canada Revenue Agency or such other similar Governmental Authority which has jurisdiction to do so) and file on behalf of the BOPC Group Members all GST and HST returns relating to the Managed Property and remit with such returns any net tax (as determined in accordance with the applicable legislation, from time to time) owing by them on such returns; the BOPC Group Members will execute the GST/HST Authorization and such additional authorizations as the Manager may from time to time require in order to authorize it to file such returns;

3.1.29     Books and Records - prepare and maintain all books and records, perform all accounting functions and prepare all required financial, leasing and operating reports related to the Managed Property;

3.1.30     Financings, Acquisitions and Dispositions - perform all property level services as may be reasonably required in connection with the financing, refinancing, acquisition or sale of the Managed Property that has been Approved;

3.1.31     Administrative and Managerial Staff - hire or employ persons to provide the services in respect of the Managed Property contemplated by Section 9.1.1;

3.1.32     Liens - on behalf of and in the name of and at the expense of the applicable BOPC Group Member, do or cause to be done all such things, and take or cause to be taken all such actions, which are available by Law in order to ensure that title to the Managed Property is kept free from any liens, charges or encumbrances arising out of the operation of such Managed Property; and

3.1.33     Compliance with Laws - (i) to obtain and maintain any licences, permits and approvals which may be required in connection with the operation and maintenance of the Managed Property and for compliance with all deed and/or property restrictions and applicable Laws in all material respects, including environmental Laws, and (ii) to cause the Managed Property, to the extent customary in the property management industry in the market area in which such Managed Property is located, to comply with all applicable Laws in all material respects, including environmental Laws.

3.2	Insurance

The BOPC Group agree that it will at all times insure or cause to be insured all Properties  against all risks as would a prudent owner and operator of similar Properties and that complies to the maximum extent possible with the requirements of the agreements known to the Manager with mortgagees or other lenders or with Co-Owners of the Managed Properties.  Such insurance may be obtained pursuant to a blanket policy or policies which may cover one or more Properties as well as other properties. The Manager will cause to be placed, at the expense of the BOPC Group, all insurance with respect to the Properties consistent with the coverages, underwriters, deductibles and other material terms as may have been Approved from time to time.  The Manager will supervise such insurance by determining the amount and type of insurance contracts, renewing any existing insurance coverage, filing claims and liaising with insurance adjusters.  The Manager will comply with the terms of any insurance trust agreement affecting any Managed Property, where applicable.  All premiums and any deductible amounts payable under all insurance policies will be paid by the BOPC Group.

The Manager and its Affiliates will be added as additional insureds under all commercial general liability policies of insurance.  The BOPC Group will use reasonable commercial efforts to have the Manager’s and its Affiliates respective officers, directors, employees and agents and all Persons for whom any of them is legally responsible also included as additional insureds under such policies.

3.3	Special Services

If a BOPC Group Member, acting reasonably, requires a special service or has a special requirement beyond the Manager’s usual services, the Manager will advise if it is able to accommodate such request, and if it is able, the Manager will provide such service at the reasonable expense of the BOPC Group Member requesting the service.

ARTICLE 4
INFORMATION AND RECORDS

4.1	Books and Records

The Manager will maintain proper books, records and documents in connection with the management of the Managed Properties on a Property by Property basis in which complete, true and correct entries, in conformity in all material respects with generally accepted accounting principles and all requirements of applicable Laws, will be made.

4.2	Examination of Records

The Manager shall, during business hours and on not less than 24 hours prior written notice provided in accordance with Section 15.5, make available to the Trustees and the General Partner and their authorized representatives such financial and operating data and all other information and documentation with respect to the operation and management of any Managed Property, the activities of the BOPC Group and the performance of the Services by the Manager as they may from time to time reasonably request, wherever maintained, including for the purposes of conducting any audit in respect of expenses of the BOPC Group Members or other matters necessary or advisable to be audited in order to conduct an audit of the financial affairs of the BOPC Group Members.  Any examination of records will be conducted in a manner which will not unduly interfere with the Manager’s business in the ordinary course.

4.3	Access to Information by Manager

The Trust and the Limited Partnership will, and will cause each BOPC Group Member to:

4.3.1       grant, or cause to be granted, to the Manager full access to all documentation and information necessary in order for the Manager to perform its obligations, covenants and responsibilities pursuant to the terms hereof, including all of the books, records, and documents required to be maintained under Section 4.1, and to enable the Manager to provide the Services; and

4.3.2       provide, or cause to be provided, all documentation and information as may be reasonably requested by the Manager, and promptly notify the Manager of any material facts or information of which the BOPC Group Members are aware, including any known, pending or threatened suits, actions, claims, proceedings or orders by or against any BOPC Group Member, before any court or administrative tribunal which may affect the performance of the obligations, covenants or responsibilities of the Manager pursuant to this Agreement, including maintenance of proper financial records.

4.4	Access to Information by Trust

The Manager will grant or cause to be granted to the Trustees and the General Partner and their authorized representatives access, during business hours and on not less than 24 hours prior written notice provided in accordance with Section 15.5, to all documentation and information relating to the Managed Properties necessary for the Trust to comply with its public disclosure, financial reporting and other obligations under Canadian securities Laws from time to time. Any such access to documentation and information will be conducted in a manner which will not unduly interfere with the Manager’s business in the ordinary course.

4.5	Additional Information

The parties acknowledge and agree that conducting the activities and providing the Services contemplated herein may have the incidental effect of providing additional information which may be utilized with respect to, or may augment the value of, business interests and related assets in which the Sponsor, the Manager or their respective Affiliates have an interest and that neither the Sponsor, the Manager nor their respective Affiliates will be liable to account to any BOPC Group Member with respect to such activities or results; provided, however, that each of the Sponsor and the Manager will not (and will cause their respective Affiliates not to), in making any use of such additional information, do so in any manner that the Sponsor, the Manager or their respective Affiliates know, or ought reasonably to know, would cause or result in a breach of any confidentiality provision of agreements to which any BOPC Group Member is a party or by which it is bound or result in disclosure of confidential information in violation of the disclosure or trading policies of the BOPC Group.

ARTICLE 5
FINANCIAL MANAGEMENT AND ACCOUNTING

5.1	Approved Budgets and Reporting

5.1.1       The Manager will prepare and submit or cause to be prepared and submitted to the Trust for Approval, not less than 60 days prior to the end of each Fiscal Year, the following budgets and plans in respect of each Managed Property and the following Fiscal Year:

5.1.1.1       an annual operating budget prepared on a quarterly basis;

5.1.1.2       an annual capital expenditure budget;

5.1.1.3       a leasing plan, which will set forth proposals on rental rates, tenant inducements, free rent arrangements, landlord’s work, net effective rents and any other material terms and conditions for new Leases and the renewal of existing Leases; and

5.1.1.4       an organizational and/or strategic plan,

(such budgets and plans being referred to in Sections 5.1.2 and 5.1.3 collectively as “budgets and plans”).

5.1.2       The Trust will review and consider the budgets and plans (and any proposed amendment to an Approved Budget or to an Approved Plan) submitted by the Manager, which review will be made without undue delay with the intent that prior to the end of the then current Fiscal Year (or, in the case of a proposed amendment to an Approved Budget or an Approved Plan, as soon as is practicable), the annual budgets and plans (or any proposed amendment to an Approved Budget or an Approved Plan) so submitted by the Manager will be Approved, with or without variation.  If the proposed annual budgets and/or plans submitted by the Manager, or any material parts thereof, are not Approved prior to the end of the then current Fiscal Year, the Manager will revise such budgets and/or plans and re-submit the same as so revised and so on from time to time until such annual budgets and/or plans are Approved.  Each set of annual budgets and plans so Approved (and any proposed amendments thereto so Approved) in accordance with this Section 5.1 is, for all purposes of this Agreement, the “Approved Budget” and/or Approved Plans, as the case may be, for the relevant Managed Property.  Until the budgets and plans for a Managed Property in respect of any Fiscal Year are Approved, the Approved Budget for such Managed Property for the immediately preceding Fiscal Year will continue to apply for purposes of this Agreement.

5.1.3       If a Property becomes a Managed Property during the first three Fiscal Quarters of a Fiscal Year, other than the 2010 Fiscal year, upon being provided with all relevant information in respect of such Managed Property, the Manager will prepare and submit or cause to be prepared and submitted to the Trust and the Asset Manager, within 20 Business Days of such Property becoming a Managed Property, proposed budgets and plans for the remainder of the such Fiscal Year and the provisions of this Section 5.1 will apply thereto, mutatis mutandis. For the 2010 Fiscal Year, the Manager shall operate on the basis of the pro forma budgets and plans for such Property which have been prepared by the Manager and approved by the Trust and the Asset Manager. If a Property becomes a Managed Property during the fourth Fiscal Quarter of a Fiscal Year, the Trust will, on or before the date upon which such Property becomes a Managed Property, elect to require the Manager to prepare and submit or cause to be prepared and submitted budgets and plans for the remainder of such Fiscal Year or to require the Manager to prepare and submit or cause to be prepared and submitted budgets and plans for the remainder of the current Fiscal Year and the next Fiscal Year, and the Manager will comply with such election in the manner contemplated in this Section 5.1.

5.1.4       The Manager will cause to be prepared and will provide to the Trust the following statements and/or reports, such statements and/or reports to be delivered within the times set out below:

5.1.4.1       quarterly, within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year with respect to each of the Managed Properties:

5.1.4.1.1       a balance sheet, a trial balance, a summary operating statement, a detailed operating statement and a cash flow statement each showing the quarter’s Approved Budget items in comparison with the actual amounts thereof as well as the year to date totals thereof and an annual budget to the end of the Fiscal Year which shall explain any material variances, split expenses between recoverable and non-recoverable, provide management fees as a separate line item;

5.1.4.1.2       a statement of arrears of rents on an aged basis;

5.1.4.1.3       to the extent known to the Manager, a report on the status of existing litigation, threatened litigation and litigation contemplated by the Manager on behalf of a BOPC Group Member;

5.1.4.1.4       a report as to any material or significant damage to the Managed Properties and the repair and replacement thereof,

5.1.4.1.5       a bank reconciliation for the quarter;

5.1.4.1.6       a current rent roll;

5.1.4.1.7       a leasing activity report and stacking plan;

5.1.4.1.8       a capital expenditures plan including a comparison to budget; and

5.1.4.1.9       a report on any other matters relating to the Managed Properties in the quarter which the Manager reasonably believes are significant and should be brought to the applicable BOPC Group Member’s attention;

5.1.4.2       annually, for the period ended the last day of the month of the current Fiscal Year, and for each Fiscal Year thereafter, within one hundred and twenty (120) days after the end of each Fiscal Year (save as otherwise expressly provided), audited financial statements for the Trust prepared, in accordance with generally accepted accounting principles, including a balance sheet, a profit and loss statement and a statement of cash flow for such Fiscal Year, all audited by the Trust’s auditors at the expense of the Trust;

5.1.4.3       annually, not later than April 30th of each year, with respect to each of the Managed Properties a reconciliation on account of recoveries from Tenants for operating expenses for the prior Fiscal Year in accordance with the Leases, copies of which shall also be delivered to the applicable BOPC Group Member and individual reconciliations shall be given to each of the Tenants in accordance with their respective Leases; and

5.1.4.4       such other reports and at such other times as the Manager and the Trust agree to from time to time with respect to the Managed Properties.

5.2	No Guarantee

The preparation and submission of budgets contemplated in Section 5.1 and any other or additional schedules, budgets or reports prepared and submitted by the Manager or any of its Affiliates to the BOPC Group are not intended to be, nor will the same be construed to be, a guarantee by the Manager or its Affiliates of the final or actual cost of the work and services required to be performed or obtained in connection with the ownership, management, maintenance or operation of a Managed Property. The Manager will not be liable for any expenditures incurred in excess of the amounts reflected in or otherwise provided for in any Approved Budget or in any other schedules, budgets or reports prepared and submitted in good faith by the Manager, provided always that the authority of the Manager will be subject to the limitations contained in Section 7.3.

5.3	Property Revenues

The Manager will be responsible for the management of cash balances held by the  BOPC Group Members in connection with the operations of the Properties from time to time, and unless otherwise directed by the Trust, any Co-Owner or any mortgagee of or other lender to a Property who is entitled to so direct, will deposit into the segregated account used by the Manager for the applicable Property (each a “Properties Account”) in a Canadian chartered bank or trust company, all cash, cheques and other negotiable instruments which come into the Manager’s possession pursuant to the provisions of this Agreement, except for any such cash, cheques or negotiable instruments received in respect of any Co-Owned Property (which will be held by the Manager or its Affiliate in accordance with the applicable Individual Property Management Agreement).  The Manager will deal with such cash, cheques and negotiable instruments in accordance with sound management practices with the intent to reduce any loss or damage with respect thereto, provided, however, the Manager will in no event be liable to any member of the BOPC Group if any bank or trust company where any Properties Account is kept fails.  All revenues from the Properties, including rents, additional charges, interest, if any earned thereon, and other income, will be received and collected by the Manager on behalf of the BOPC Group for the account of the particular BOPC Group Members.  All monies received by the Manager pursuant to any of the obligations provided for in this Agreement for or on account of a BOPC Group Member will be held by the Manager solely for the account of the applicable BOPC Group Member and will not be commingled with other monies. All monies received by the Manager in respect of a particular Managed Property shall be applied to pay costs and expenses relating to that Managed Property (including amounts payable to the Manager or its Affiliates under this Agreement or under any Individual Property Management Agreement relating to such Managed Property) and not to costs or expenses relating to any other Property; provided, however, that the costs and expenses in respect of each Co-owned Property shall be paid out of the property account maintained on behalf of the Co-owners in accordance with the applicable Individual Property Management Agreement and the Manager shall only receive and deposit to the applicable Properties Account for such Co-Owned Property the applicable BOPC Group Member’s pro rata share of net income from such Co-owned Property after deduction of such costs and expenses.

5.4	Disbursements

The Manager will be entitled to draw against the Properties Accounts in order to pay all expenditures properly chargeable to the applicable BOPC Group Members hereunder, provided that such expenditures are set forth in the Approved Budgets, are otherwise Approved or are otherwise permitted by this Agreement, and to pay the fees and expenses owing to the Manager or its Affiliates in accordance with this Agreement.  The Manager will have full signing authority over each of the Properties Accounts and will provide the Trust with periodic reporting regarding the deposits into and withdrawals from the Properties Accounts.

5.5	Periodic Distributions

Subject to any agreements between the applicable BOPC Group Member and any Co-Owner or mortgagee of a Property, the Manager shall distribute to the Trust, or as the Trust directs, on or before the 15th day of each month (or if such day is not a Business Day, then on the next following Business Day), all funds in the Properties Accounts at the time of such distribution less (i) any fees, expenses or other amounts which are then due and payable to the Manager under this Agreement, (ii) reasonable reserves for any costs and expenses to be paid in accordance with the Approved Budget or which have otherwise been Approved, and (iii) a reasonable contingency reserve established at the discretion of the Manager.

ARTICLE 6
RELATIONSHIP BETWEEN MANAGER AND BOPC GROUP

6.1	Other Activities

6.1.1       The Trust and the Limited Partnership acknowledge that the Sponsor, the Manager and their respective Affiliates, directors, officers, members, partners, shareholders and employees are engaged or may become engaged, directly or indirectly, in a variety of other businesses and activities which include or may include any one or more of the development, ownership, acquisition, financing, leasing, sale, operation and management of real property.  The Trust and the Limited Partnership hereby consent to any and all such business interests and activities and agree that nothing in this Agreement shall in any way prevent or restrict the Sponsor, the Manager or their respective Affiliates, directors, officers, members, partners, shareholders and employees from having other business interests or conducting any activity without accountability to any BOPC Group Member even if such business interests or activities compete directly or indirectly with the BOPC Group Members.  Notwithstanding the foregoing, the Manager covenants that all matters in respect of which a conflict of interest exists between the interests of the BOPC Group and the interests of the Manager or any of its Affiliates in, or ownership of, or management of, other properties, ventures or projects that the Manager or any of its Affiliates owns or manages, shall be dealt with by the Manager in good faith and in a fair, equitable and even handed manner.

6.1.2       Without limiting the generality of Section 6.1.1, if in connection with the negotiation of a Significant Lease of a Managed Property, a prospective tenant is an existing or prospective tenant of another property which is competitive with the Managed Property and which the Manager or any of its Affiliates owns (or co-owns) and operates, to the extent permitted by law, the Manager will disclose such fact to the Trust (but need not identify the other property if disclosure thereof is precluded by law or by confidentiality obligations to which the Manager or any of its Affiliates, as applicable, is subject with the prospective tenant or any other owner of the other property), and will advise the Trust as to the measures which the Manager is proposing to put in place in the circumstances to mitigate and manage any real or reasonably perceived conflict of interests between the interests of the Managed Property and those of the other property.  Such measures, if any, will comply with Laws and may, without limitation, include the assignment of different leasing personnel to represent the interests of each of the Managed Property and the other property and the implementation of appropriate “cone of silence” or “ethical wall” arrangements to avoid the disclosure of information relating to the Managed Property to the leasing personnel assigned in respect of the other property and vice versa.

6.2	Exclusivity

Except as expressly provided for herein, no BOPC Group Member will, during the term of this Agreement, engage any other Person to provide any services comparable to the Services without the prior written consent of the Manager, which may be withheld in the absolute discretion of the Manager.

6.3	Other Services

For greater certainty, nothing in this Agreement prevents or limits in any way the Trust or any other member of the BOPC Group from entering into any agreement or arrangement pursuant to which it will receive services (other than Services) from any Affiliate of the Manager.

6.4	No Partnership or Joint Venture

The parties acknowledge that the Manager is providing the Services hereunder as agent of each BOPC Group Member but that the Manager is not a partner or joint venturer with any BOPC Group Member.  Nothing herein will be construed so as to make the Manager a partner or joint venturer with any BOPC Group Member or impose any liability on any of them as such as a result of this Agreement.  The Manager and its Affiliates are hereby appointed as the agents of the BOPC Group Members for the purposes of performing the obligations set out in this Agreement on their behalf and in their name.

ARTICLE 7
MANAGEMENT AND EMPLOYEES

7.1	Management and Employees

7.1.1       The Manager shall arrange for such personnel to be provided to the BOPC Group Members as is reasonably necessary or appropriate to carry out the Services. The personnel provided by the Manager shall  devote such of their time to the provision of the Services as may be reasonably necessary and appropriate, in order to fulfil the Manager’s obligations hereunder. Such personnel need not have as their primary responsibility the provision of the Services or be dedicated exclusively to the provision of the Services.

7.1.2       Subject to Section 7.3, the Manager will have the right to select and retain on behalf of the BOPC Group Members all appraisers, brokers, accountants, advisors (including legal and financial advisors), consultants, engineers and other professionals (any of which may be Affiliates of the Manager provided that the fees charged by any such Affiliates are at market rates and in any event not exceeding those that may be charged by an arm’s length third party in the applicable jurisdiction in any material respect) as the Manager, acting reasonably, may from time to time deem necessary or appropriate to advise it in connection with the Services.

7.1.3       The Manager and its Affiliates are hereby authorized to hire, train, relocate, discipline and terminate any of their employees assigned to the performance of any part of the Services in their sole discretion.

7.1.4       The Trust will, and will cause the other BOPC Group Members to, do all things reasonably necessary on its part as requested by the Manager consistent with the terms of this Agreement to enable the Manager to fulfil its obligations under this Agreement.

7.1.5       For greater certainty, where the Manager is unable to satisfy an obligation under this Agreement, as a direct or indirect result of a failure by a member of the BOPC Group to satisfy any of its obligations hereunder, the Manager will be deemed not to be in breach of its obligations under this Agreement.

7.2	Manager’s Conduct

7.2.1       Subject to the terms of this Agreement, including for greater certainty Sections 4.5, 6.1 and 12.2, the Manager covenants and agrees to exercise the powers and discharge the duties conferred under this Agreement honestly and in good faith, taking into account the interests of the BOPC Group , and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent property manager having responsibilities of a similar nature would exercise in comparable circumstances and having regard to the quality and location of the particular Property. All of the Manager’s activities in relation to this Agreement and any agreement entered into from time to time in connection with the activities of the BOPC Group shall be conducted in accordance with and shall comply with all applicable Laws.

7.2.2       The Manager hereby acknowledges that it is cognizant of the terms and provisions of the Declaration of Trust and the Limited Partnership Agreement and agrees to act in accordance therewith in a competent and honest manner, in good faith, and further agrees not to cause the Trust or the Limited Partnership to breach any of the terms of the Declaration of Trust or Limited Partnership Agreement, as applicable.

7.3	Limitation of Authority

7.3.1       Notwithstanding any of the provisions of this Agreement to the contrary, in performing the Services the Manager will not, without Approval given in accordance with a written delegation of authority and signing policy Approved by the Trust, incur, agree or otherwise commit to any obligation with respect to any Managed Property which could result in unbudgeted expenditures or budgeted expenditures that, in either case, exceed that portion of the Approved Budget relating to discretionary items for such Managed Property by more than 5% per annum in the aggregate. Notwithstanding the foregoing, the Manager shall be entitled, but not obligated, to incur, agree or otherwise commit to pay any non-discretionary items in respect of a Managed Property, such as real property taxes, debt service, ground lease rental, utility and like charges, and other amounts reasonably necessary for any matter relating to the Managed Property which the Manager determines, on a reasonable basis, is required on any urgent or emergency basis (including where the Manager determines that work is urgently required to be done in order to address a hazardous situation which could cause personal injury or damage to the Managed Property, its equipment or its contents, or which could impair the value of the Managed Property, or which could expose the Manager or any BOPC Group Member to penalties, fines, imprisonment or any other material liability) whether or not included in the Approved Budget for such Managed Property. The Manager shall provide written notice to the applicable BOPC Group Member of any expenditures that it makes (i) in respect of an urgent or emergency matter and (ii) for discretionary items that were not included in the Approved Budget or that exceed the amount allocated for discretionary items in the Approved Budget but that, in either case, do not exceed that portion of the Approved Budget relating to discretionary items for such Managed Property by more than 5% per annum in the aggregate as soon as reasonably practicable thereafter in the circumstances.  For greater certainty, all decisions relating to the Services reflected in the Approved Budget for a Managed Property or which have been otherwise Approved or those in respect of which authority has been delegated to the Manager by the Trust, may be made by the Manager, and the Trust will be bound by all such decisions made by the Manager.

7.3.2       The parties hereto further agree that the Manager shall not enter into any material contract for services, materials or supplies to or for a Managed Property that is for a period greater than 60 months unless such contract has been Approved in accordance with a written delegation of authority and signing policy Approved by the Trust before the Manager executes the same or unless such contract contains a termination clause whereby the contract may be terminated without penalty upon not more than 60 days notice.

7.4	Non Arm’s Length Contracts

The Manager may enter into contracts for services, materials or supplies to or for a Managed Property with any Person not at arm’s length with the Manager provided that such contract is on commercially reasonable terms and any fees or expenses payable thereunder are at market rates and in any event not exceeding in any material respect those that may be charged by an arm’s length third party providing similar services, materials or supplies in the jurisdiction in which the applicable Managed Property is located.

ARTICLE 8
FEES

8.1	Property Management Fee

8.1.1       As compensation for the Services to be provided by the Manager pursuant to the terms of this Agreement, the Trust shall cause the applicable BOPC Group Members to pay to the Manager in accordance with the terms of this Section 8.1, a property management fee in respect of each Fiscal Year (the “Property Management Fee”) equal to:

8.1.1.1       the lesser of (i) 3% of all Gross Revenues for the Fiscal Year, and (ii) the sum of (a) 3% of the aggregate of all revenues received by the BOPC Group for such Fiscal Year from all parking facilities located at the Properties, plus (b) all amounts recoverable by the BOPC Group for such Fiscal Year from all Tenants who are not Governmental Authorities or departments, ministries or agencies thereof with respect to administration/management or equivalent fees pursuant to such Tenants’ Leases of the Properties, plus (c) for those Leases with Tenants who are Governmental Authorities or departments, ministries or agencies thereof the greater of (x) the administration/management or equivalent fees received from such Tenants and (y) 1.75% of the Gross Revenues received pursuant to such Tenants’ Leases of the Properties; less

8.1.1.2       all equivalent property management fees paid by the BOPC Group with respect to such Fiscal Year pursuant to all Individual Property Management Agreements and Third Party Property Management Agreements, provided that if, pursuant to any contractual arrangements between the Manager or any of its Affiliates that acts as property manager in respect of any Property pursuant to an Individual Property Management Agreement and the owners of such Property, the Manager or such Affiliates are required to share, pay or reimburse any portion of such property management fees to any BOPC Group Members, the amount deducted pursuant to this Section 8.1.1.2 shall be the net amount of property management fees that is actually received by the Manager and its Affiliates from the BOPC Group in respect of such Property after giving effect to such payment or reimbursement to the applicable BOPC Group Members.

8.1.2       The Property Management Fee will be calculated for each Fiscal Year and will be payable in advance in monthly instalments of one-twelfth of the yearly amount estimated as set forth in the Approved Budget, with any adjustments to be made monthly as of the end of each month in the Fiscal Year in the event of any overpayment or underpayment based upon the Gross Revenues of all of the Properties for the particular month.  If the aggregate of the Property Management Fee paid for a Fiscal Year differs from the computed fees shown in the audited statements for such Fiscal Year, an appropriate adjustment will be made by the Manager within 20 Business Days of the delivery of such statement.

8.1.3       The Manager will be entitled to the use of a management office within each Managed Property free of charge or, to the extent that the Manager pays basic or minimum rent and/or additional rent for such management office, all such amounts paid shall be reimbursed to the Manager by the applicable BOPC Group Member upon request.  If the Manager uses the management office at one Managed Property to provide Services to that Managed Property and other Managed Properties or other properties, the rent and/or additional rent for such management office shall be allocated between all such Managed Properties and/or other properties on an equitable basis and the applicable BOPC Group Members shall reimburse the Manager for the amount allocated to their respective Managed Properties only.

8.1.4       The Manager’s services for the Property Management Fee do not include construction management services performed by the Manager in connection with Capital Expenditure Services or Development Services performed by the Asset Manager pursuant to the Asset Management Agreement.

8.1.5       If any BOPC Group Member requires a special service or has a special requirement beyond the Manager’s usual services, the Manager will advise if it is able to accommodate the request and, if it is able to do so, the Manager will provide such service at the expense of the BOPC Group Member requesting the same.

8.1.6       Nothing in this Agreement limits the right of the Manager to perform specific services required by Tenants, including design and plan review, supervision and co-ordination services, and to charge such Tenants fees for those services. Any such fees charged to Tenants for specific services shall not reduce any fees payable to the Manager under this Agreement but shall be without duplication of any Capital Expenditure Fee payable under Section 8.3.1.

8.1.7       In addition, the applicable BOPC Group Members shall pay further remuneration to the Manager for any services rendered in connection with the repair or reconstruction of any Managed Property, the replacement of property of the Managed Property or both after loss or damage by fire or other casualty, the amount of any such remuneration to be reasonably estimated by the Manager having regard to the extent and value of the services rendered and to be Approved before any material disbursement is made.

8.1.8       The applicable BOPC Group Members shall pay additional remuneration to the Manager for any services rendered and costs incurred by the Manager in negotiating with a union or unions with respect to any Property on behalf of or in concert with any BOPC Group Member for any Persons whose services are required pursuant to this Agreement, the amount of such remuneration to be reasonably estimated by the Manager having regard to the extent and value of the services rendered and to be Approved before any material disbursement is made.  In the event of a strike or lockout at any Managed Property, the Manager will be entitled to additional compensation for any payroll and other out-of-pocket expenses reasonably incurred by it in operating or maintaining the Managed Property through the use of any of its employees, whose administrative or supervisory services would otherwise not be provided within the Property Management Fee, to replace or fulfill the duties of any employees who are on strike or subject to a lockout.

8.2	Leasing Fees

8.2.1       The applicable BOPC Group Members shall pay to the Manager in accordance with the terms of this Section 8.2 their proportionate share of a leasing fee (the “Leasing Fee”) in respect of each Lease of a Managed Property (based on their percentage ownership interest in such Managed Property) that is entered into after the date hereof, in an amount calculated as set out in Section 8.2.2 below. Notwithstanding anything contained in this Section 8.2, where a commission is payable by a member of the BOPC Group to any third party broker in respect of a Lease or any renewal or extension of such Lease, the Leasing Fee payable in respect of such Lease will be reduced by 50%.

8.2.2       The amount of the Leasing Fee payable to the Manager shall be as follows:

8.2.2.1       where the original term of such Lease is five years or less, the product obtained by multiplying (i) the product obtained by multiplying $0.65 by the square footage of rentable area of the leased premises, by (ii) the number of years covered by such Lease (pro rated for partial years);

8.2.2.2       where the original term of such Lease is greater than five years, the sum of (i) the fee set out in Section 8.2.2.1 and (ii) the product obtained by multiplying (a) the product obtained by multiplying $0.85 by the square footage of rentable area of the leased premises, by (b) the number of years covered by such Lease from years six to ten, inclusive, (pro rated for partial years); and

8.2.2.3       no additional Leasing Fee will be payable in respect of year 11 or longer of any Lease where the original term is longer than ten years,

provided that all Leasing Fees payable hereunder in respect of any Lease or any renewal, extension, renegotiation or restructuring of such Lease will be reduced by an amount equal to the equivalent leasing fees that were paid by the applicable BOPC Group Member in respect thereof pursuant to the terms of any Individual Property Management Agreement.

8.2.3       A Leasing Fee will be payable to the Manager on the same basis as set out Sections 8.2.1 and 8.2.2 with respect to all Leases of Managed Properties that are renewed, extended, renegotiated or restructured subject to the following:

8.2.3.1       if the term of the Lease is renewed or extended prior to the termination of the original term of such Lease, the Leasing Fee will apply only to the incremental or additional term beyond the original term of such Lease; and

8.2.3.2       upon completion of the renewal or extension of the Lease, the renewal or extension term of such Lease will be treated as an original term for the purposes of Sections 8.2.1 and 8.2.2 and this Section 8.2.3.

8.2.4       One-half of the Leasing Fee payable in respect of each Lease will be paid upon the execution of such Lease and the remaining half will be paid on the later of the commencement date of such Lease and the date the Tenant takes possession of the premises and commences paying rent.  In the case of a renewal, extension, renegotiation or restructuring of a Lease, 100% of the Leasing Fee will be paid upon the earlier of the commencement date of the extended or renewed term of such Lease resulting from such renewal, extension, renegotiation or restructuring and the execution of the Lease document relating thereto.

8.3	Capital Expenditure Fees and Major Capital Purchase Fees

8.3.1       Subject to Section 8.3.3, if and whenever the Manager and/or its Affiliates perform Capital Expenditure Services, the applicable BOPC Group Members shall pay to the Manager the following fees in respect of such Capital Expenditure Services (collectively, the “Capital Expenditure Fee”):

8.3.1.1       an hourly fee for all review and supervision services in respect of Tenant leasehold improvements and other Tenant work, at the then current hourly rate charged by the Manager, acting reasonably, which rate is $150 per hour as at the date hereof; and

8.3.1.2       an amount equal to 5% of the Project Costs for all Construction Work in respect of which the Manager and/or its Affiliates acts substantially as the construction manager.

The Capital Expenditure Fee will be paid within five days following the date on which the services (or a portion thereof) have been performed and the Manager has submitted an invoice with respect to same.  For greater certainty, the Capital Expenditure Fee shall not be applicable to specific services performed by the Manager at the request of individual Tenants (which may include design and plan review, supervision and co-ordination services) for which services the Manager is entitled to charge fees directly to such Tenants in accordance with Section 8.1.6.

8.3.2       Subject to Section 8.3.3, and without duplication of the fee set out in Section 8.3.1.2, the applicable BOPC Group Member shall pay to the Manager a major capital purchase fee (the “Major Capital Purchase Fee”) equal to 5% of the purchase price of any large equipment purchased in connection with any Managed Property, provided that the Major Capital Purchase Fee will only be paid if the purchase price of such equipment is greater $200,000. The Major Capital Purchase Fee will be paid within five days following the completion of the purchase to which such fee relates.

8.3.3       All Capital Expenditure Fees and Major Capital Purchase Fees payable hereunder (i) will be pro rated with respect to any Co-Owned Property to reflect the aggregate percentage ownership interest of the BOPC Group Members in such Co-Owned Property and (ii) will be reduced by any such equivalent fees paid by such BOPC Group Members in respect of the same Capital Expenditure Services or major capital purchase pursuant to the terms of any Individual Property Management Agreement.

8.4	Professional Fees

If and whenever the Manager’s or its Affiliate’s in-house counsel or legal staff provide legal services to a member of the BOPC Group in respect of a Property, including in connection with the preparation of Leases, co-owners agreements, ground leases, or any amendments, renewals or extensions thereto or the enforcement thereof, such member of the BOPC Group will pay or cause to be paid to the Manager or its Affiliate the reasonable fees charged by it for such services, provided that such fees are at market rates and in any event not exceeding those that may be charged by outside counsel in any material respect, together with all out of pocket costs and expenses incurred by the Manager and its Affiliates in connection therewith.

ARTICLE 9
EXPENSES AND TAXES

9.1	Expenses

9.1.1       Subject to 9.1.3, and only to the extent such costs are contemplated by the Approved Budget or as otherwise Approved, the applicable BOPC Group Members shall reimburse the Manager and its Affiliates for all costs and expenses that are incurred for persons hired or employed by, or under contract to, the Manager (or an Affiliate of the Manager) to provide Services in respect of the Managed Properties (whether on-site or off-site, including head office staff such as information technology and systems support personnel, building science and engineering personnel, security personnel, building managers and staff, mechanical and electrical staff, lease administration personnel, tenant liaison staff, merchandise receiving and delivery staff, maintenance, cleaning and housekeeping staff, clerical and secretarial staff, information technology, human resources, accounting staff and other staff associated with the management, operation, repair, maintenance, supervision and administration of the Managed Properties but excluding the Manager’s head office executive management personnel), including without limitation salaries, wages, fees, benefits  (including without limitation, sick leave, parental leave, vacations) and other remuneration of and any costs relating to recruitment, training, licensing, termination or severance of such individuals and overhead for such individuals. Such reimbursement will include any amounts required to be withheld and paid to any Governmental Authority with respect to such personnel, including workers’ compensation premiums, employment insurance premiums, Canada Pension Plan or Quebec Pension Plan payments, federal or provincial income taxes and employer’s health taxes.  To the extent, if any, that such personnel devote any of their working time other than in connection with the Managed Properties, the applicable BOPC Group Members will be responsible only for that portion of the costs and expenses of the Manager’s or Affiliate’s personnel as is reasonably apportionable to time spent working in connection with the Managed Properties.  The BOPC Group Members will indemnify and save harmless the Manager and its Affiliates from and against all claims, demands, damages and expenses (including reasonable legal expenses) arising out of any claim, action or proceeding related to such employees in respect of whom employee costs are for the account of the BOPC Group Members pursuant to this Section 9.1.2.

9.1.2       The applicable BOPC Group Member shall also reimburse the Manager and its Affiliates, or cause the Manager and its Affiliates to be reimbursed, without duplication or mark-up, for all reasonable out-of-pocket fees, costs and expenses, including those of any third party (including Affiliates pursuant to Section 7.1.2 but for greater certainty, not including any payment made in accordance with Section 2.2) (“Expenses”), incurred by them in connection with the provision of the Services or this Agreement; provided that with respect to Expenses relating to a Co-Owned Property, the applicable BOPC Group Member(s) will only be responsible for the proportionate share of such Expenses reflecting the aggregate percentage ownership interest of such BOPC Group Member(s) in such Co-Owned Property.  Such Expenses are expected to include, among other things:

9.1.2.1       fees, costs and expenses relating to any indebtedness or equity financing;

9.1.2.2       taxes, licenses and other statutory fees or penalties levied against or in respect of a member of the BOPC Group in respect of the Services;

9.1.2.3       all amounts paid by the Manager and its Affiliates under indemnification, contribution or similar arrangements;

9.1.2.4       fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made; and

9.1.2.5       any other fees, costs and expenses that are reasonably necessary for the performance by the Manager of its duties and functions under this Agreement.

9.1.3       If any cost or expense incurred by the Manager pursuant to this Agreement (including, but not limited to, the Expenses) is attributable partly to the duties of the Manager in connection with the performance of the Services under this Agreement, and partly to the participation of the Manager in the performance of its duties pursuant to another activity or enterprise, only that portion of such cost or expense that is reasonably apportionable to the Services will be reimbursable to the Manager hereunder.

9.2	Computation and Payment of Expenses and Governmental Charges

The Manager will, from time to time, prepare statements (each an “Expense Statement”) documenting the Expenses and Governmental Charges to be reimbursed pursuant to this Article 9 and will deliver such statements to the relevant BOPC Group Members.  All Expenses and Governmental Charges reimbursable pursuant to this Article 9 will be reimbursed by the relevant BOPC Group Members no later than the date which is 30 days after receipt of the Expense Statement. The provisions of this Section 9.2 will survive the termination of this Agreement.

9.3	Governmental Charges

Without limiting Section 9.1, the applicable BOPC Group Members shall pay or reimburse the Manager or its Affiliates for all sales taxes, use taxes, value-added taxes, goods and services taxes, harmonized sales taxes, withholding taxes or other similar taxes, customs duties or other governmental charges (collectively, “Governmental Charges”) which are levied or imposed by any Governmental Authority by reason of this Agreement or the fees or any other amounts payable hereunder. For greater certainty, Governmental Charges shall not include any income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager or its Affiliates which are personal to the Manager or its Affiliates.  Any failure by the Manager or its Affiliates to collect monies on account of Governmental Charges shall not constitute a waiver of the right to do so. The amount of such Governmental Charges will be calculated by the Manager in accordance with the applicable legislation and will be paid or reimbursed to the Manager or its Affiliates at the same time as the amounts to which the Governmental Charges apply are payable under the provisions of this Agreement or upon demand at such other time or times as the Manager may determine from time to time.

9.4	Co-Owned Properties

For greater certainty and notwithstanding anything to the contrary in this agreement, with respect to each Co-Owned Property, it is intended that the applicable BOPC Group Members will only be responsible for and pay a percentage of the fees, expenses and indemnified amounts provided for in this Agreement equal to its direct and indirect aggregate percentage ownership interest in such Co-Owned Property, except for any such fees or expenses that are by their terms payable in respect of such proportionate share or its entitlement to revenues from the Co-Owned Property.

9.5	Allocation of Expenses and Liability of BOPC Group Members

The Manager agrees that all fees and expenses payable under this Agreement in respect of a Managed Property will be allocated to such Managed Property and the applicable BOPC Group Member(s).  The Trust and Limited Partnership will be jointly and severally liable with each BOPC Group Member in respect of the payment of all fees and expenses payable under this Agreement and will indemnify the Manager and its Affiliates in respect of all amounts payable to them pursuant to this Agreement.

9.6	No Obligation to Expend Funds/Shortfalls

9.6.1       The Manager shall have no obligation to expend its own funds in performing the Services except as otherwise expressly provided in this Agreement.

9.6.2       Without limiting the generality of Section 9.6.1, any payments to by made by the Manager hereunder on behalf of a BOPC Group Member of costs, expenses or financial obligations relating to any Managed Property shall be limited to the extent of the funds in the applicable Properties Account for that Managed Property (or, in the case of a Co-Owned Property, in the property account maintained on behalf of the Co-Owners in accordance with the Individual Property Management Agreement). In the event that the balance in the Properties Account (or, in the case of a Co-Owned Property, in the property account maintained on behalf of the Co-Owners in accordance with the Individual Property Management Agreement), is not sufficient at any time to meet any financial obligations of the applicable BOPC Group Member authorized to be paid hereunder or under the Approved Budget or otherwise Approved, the Manager shall notify the BOPC Group in writing of such deficiency and the applicable BOPC Group Member shall advance the amount of such deficiency to the Manager within five (5) Business Days after receipt of such notice. The Manager shall use reasonable efforts to ensure that all foreseeable costs, expenditures and financial obligations are contained in the Approved Budget and that it maintains reasonable reserves such that cash calls are not required. Where such deficiency is foreseeable, the Manager will give notice thereof as far in advance of the actual deficiency as possible. The Manger will have no obligation to expend its own funds and, if the applicable BOPC Group Member fails to advance the required funds, the Manager shall have no liability whatsoever for any consequences arising from such failure or any resulting failure to pay any costs, expenses or financial obligations relating to the Managed Properties and the BOPC Group Members shall indemnify and save the Manager harmless from and against any claims, liabilities, losses, damages, costs or expenses (including reasonable legal fees) suffered or incurred by the Manager as a result of any failure to pay costs, expenses or financial obligations relating to a Managed Property by reason of a failure of the applicable BOPC Group Member to provide funds.

ARTICLE 10
SPONSOR’S OBLIGATION

10.1	Sponsor’s Obligation

The Sponsor’s only obligations pursuant to this Agreement shall be to cause the Manager and the Sponsor’s other Subsidiaries (other than any members of the BOPC Group) to be available to provide the Services to the BOPC Group Members in accordance with the terms of this Agreement.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES

11.1	Representations and Warranties of the Manager

Each of the Manager and the Sponsor hereby represents and warrants to the Trust and the Limited Partnership that:

11.1.1     it is validly organized and existing under the Laws governing its formation and existence;

11.1.2     it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

11.1.3     it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

11.1.4     the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its constituent documents or other organizational documents, or under any mortgage, lease, agreement or other legally binding instrument, license, permit or applicable Law to which it is a party or by which it or any of its properties or assets may be bound;

11.1.5     no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Agreement; and

11.1.6     this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general application limiting the enforcement of creditors’ rights and remedies and general principles of equity.

11.2	Representations and Warranties of the Trust and the Limited Partnership

Each of the Trust and the Limited Partnership hereby represents and warrants to the Manager and the Sponsor that:

11.2.1     it is validly organized and existing under the Laws governing its formation and existence;

11.2.2     it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

11.2.3     it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

11.2.4     the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its constituent documents or other organizational documents, or under any mortgage, lease, agreement or other legally binding instrument, license, permit or applicable Law to which it is a party or by which it or any of its properties or assets may be bound;

11.2.5     no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Agreement; and

11.2.6     this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general application limiting the enforcement of creditors’ rights and remedies and general principles of equity.

ARTICLE 12
LIABILITY AND INDEMNIFICATION

12.1	Indemnity

12.1.1     The Trust and the Limited Partnership (for purposes of this Article, each an “Indemnifying Party”) hereby agree, to the fullest extent permitted by applicable Laws, to jointly and severally indemnify and hold harmless the Sponsor, the Manager and each of their respective Affiliates, and the trustees, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing (for purposes of this Article, each an “Indemnified Party”) from and against any claims, liabilities, losses, damages, costs or expenses (including reasonable legal fees) (“Liabilities”) incurred by them or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a Governmental Authority or otherwise or in connection with the business, investments and activities of the BOPC Group Members or in respect of or arising from this Agreement or the Services provided hereunder (for purposes of this Article. “Claims”), provided that no Indemnified Party will be so indemnified to the extent that such Claim is finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction or a final and binding determination of an arbitrator, as applicable, or pursuant to a settlement agreement agreed to by such Indemnified Party, to have resulted from such Indemnified Party’s bad faith, fraud, wilful misconduct, gross negligence or material breach of this Agreement.

12.1.2     The parties agree that in case any Claim should be made by a third party arising from this Agreement or the Services provided hereunder, the Indemnified Party will have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel, as well as the reasonable costs (excluding an amount reimbursed to such Indemnified Party for the time spent in connection therewith) and out-of-pocket expenses incurred in connection therewith will be paid by the Indemnifying Party in such case, as incurred but subject to recoupment by the Indemnifying Party if ultimately it is not liable to pay indemnification hereunder.

12.1.3     The parties agree that, promptly after the receipt of notice by any of them of the commencement of any third-party Claim involving an Indemnified Party pursuant to this Agreement, where such Claim is based, directly or indirectly, upon any matter in respect of which this Agreement provides for indemnification, the Indemnified Party in such case will promptly notify the Indemnifying Parties in writing of the commencement of such Claim (provided that any delay in providing, or accidental failure to provide, any such notice will not prejudice the right of any such Indemnified Party hereunder, except to the extent that any such delay or failure prejudices the defence of a Claim or results in any material increase in the liability that the Indemnifying Parties would otherwise have under this indemnity) and, throughout the course of such Claim, such Indemnified Party will use its reasonable commercial efforts to provide copies of all relevant documentation to the Indemnifying Parties and will keep the Indemnifying Parties apprised of the progress thereof and will discuss with the Indemnifying Parties all significant actions proposed. No settlement, compromise, consent or other termination of any Claim in respect of which indemnification may be sought hereunder will be made without the prior written consent of the Indemnifying Parties, not to be unreasonably withheld or delayed.

12.1.4     The parties hereto expressly acknowledge and agree that the right to indemnity provided in this Section 12.1 will be in addition to and not in derogation of any other liability which any Indemnifying Party in any particular case may have or of any other right to indemnity or contribution which any Indemnified Party may have by statute or otherwise at law.

12.1.5     The indemnity provided in this Section 12.1 will survive the completion of Services rendered under, or any expiry, termination or purported termination of, this Agreement.

12.2	Limitation of Liability

12.2.1     The Manager assumes no responsibility under this Agreement other than to render the Services in accordance with Section 7.2 and will not be responsible for any action or omission of a member of the BOPC Group in following or declining to follow any advice or recommendations of the Manager.

12.2.2     The Trust and the Limited Partnership hereby agree that no Indemnified Party will be liable to a BOPC Group Member, a member of a Governing Body or officer (or other individual with similar function) of a BOPC Group Member or any security holder or partner of a BOPC Group Member for any Liabilities that may occur as a result of any acts or omissions by the Indemnified Party pursuant to or in accordance with this Agreement, except to the extent that such Liabilities are determined by a final and non-appealable judgment entered by a court of competent jurisdiction or a final and binding determination of an arbitrator, as applicable, to have resulted from an Indemnified Party’s bad faith, fraud, wilful misconduct, gross negligence or material breach of this Agreement.

12.2.3     The maximum amount of the aggregate liability of the Indemnified Parties pursuant to this Agreement will be equal to all amounts previously paid by the BOPC Group in respect of Services pursuant to this Agreement or any agreement or arrangement provided for under this Agreement in the five most recent Fiscal Years.

12.2.4     For the avoidance of doubt, the provisions of this Section 12.2 will survive the completion of Services rendered under, or any expiry, termination or purported termination of, this Agreement.

ARTICLE 13
TERM AND TERMINATION

13.1	Term

This Agreement is for a term of 10 years (the “Initial Term”) commencing on the date hereof and ending on the 10th anniversary of the date hereof provided that this Agreement will be automatically renewed for further five year terms (the “Renewal Terms” and together with the Initial Term, the “Term”), unless terminated in accordance with this Article 13.  At least 12 months prior to the end of the Initial Term and each Renewal Term, the Trust will cause the Independent Trustees to review the performance by the Manager of its obligations as set out in this Agreement.  If at that time the Independent Trustees determine that they are not satisfied with the performance by the Manager of its obligations as set out in this Agreement and that it is not in the best interests of the Trust that the Agreement be renewed, they may resolve to terminate the Agreement at the end of the Initial Term or the then current Renewal Term, as applicable, and submit such resolution to a vote of Unitholders at a meeting duly called and held. If such termination is approved by at least a majority of the votes cast by the Unitholders at such meeting, the Trust will have the right to terminate this Agreement at the end of the Initial Term or the then current Renewal Term, as applicable, provided that the Trust provides the Manager with at least three (3) months’ prior written notice of such termination and pays the Manager on the final day of the Initial Term or the then current Renewal Term, as applicable, a termination fee equal to the aggregate amounts paid to the Manager in respect of the Property Management Fee, Leasing Fee, Capital Expenditure Fee and the Major Capital Purchase Fee in the Fiscal Year preceding the effective date of the termination.  If this Agreement is not so terminated it will automatically be renewed at the end of the Initial Term and the then current Renewal Term, as applicable, for the next Renewal Term.

13.2	Termination by the Trust

13.2.1     The Trust may terminate this Agreement effective upon written notice of termination to the Manager without payment of any penalty or termination fee upon or following the happening or occurring of any of the following events (each a “Manager Event of Default”):

13.2.1.1     the Manager defaults in the performance or observance of any term, condition or agreement contained in this Agreement in a manner that results in material harm to the BOPC Group and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period; provided, however, that if the fact, circumstance or condition that is the subject of such obligation cannot reasonably be corrected within such 30 day period and if, within such period, the Manager provides reasonable evidence to the Trust that it has commenced, and thereafter proceeds with all due diligence, to correct the fact, circumstance or condition that is the subject of such obligation, said period will be extended for a reasonable period satisfactory to the Trust, acting reasonably, for the Manager to remedy the same;

13.2.1.2     the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any BOPC Group Member;

13.2.1.3     there is an event of any gross negligence on the part of the Manager (which event does not constitute a default contemplated by Section 13.2.1.1) in the performance of its duties or obligations under this Agreement that results in material harm to the BOPC Group; or

13.2.1.4     the Manager makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver, liquidator, trustee or assignee in bankruptcy or in insolvency.

13.2.2     In the event of a sale of 100% of the interests of the BOPC Group in any Property or Properties to a third party who is not an Affiliate of any BOPC Group Member, the Trust or the Manager may terminate this Agreement with respect to such Property or Properties effective as of the date of closing of such sale upon written notice of termination to the Manager without payment of any penalty or termination fee.

13.3	Termination by the Manager

13.3.1     The Manager may terminate this Agreement effective upon written notice of termination to the Trust without payment of any penalty or termination fee upon or following the happening or occurrence of any of the following events (each, a “Trust Event of Default”):

13.3.1.1     the Trust or the Limited Partnership defaults in the performance or observance of any term, condition or agreement contained in this Agreement in a manner that results in material harm to the Manager and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period; provided, however, that if the fact, circumstance or condition that is the subject of such obligation cannot reasonably be corrected within such 30 day period and if, within such period, the Trust or the Limited Partnership, as applicable, provides reasonable evidence to the Manager that it has commenced, and thereafter proceeds with all due diligence, to correct the fact, circumstance or condition that is the subject of such obligation, said period will be extended for a reasonable period satisfactory to the Manager, acting reasonably, for the Trust or the Limited Partnership, as applicable, to remedy the same; or

13.3.1.2     the Trust or the Limited Partnership makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver liquidator, trustee or assignee in bankruptcy or in insolvency.

13.4	Dispute as to the Occurrence of an Event of Default

For certainty, should a party dispute that a Manager Event of Default or Trust Event of Default has occurred under this Article 13, such Dispute will be submitted to arbitration in accordance with Article 14.  During such arbitration, the applicable cure periods in favor of the defaulting party will be interrupted and will only commence on the date of the decision of the arbitrator confirming that an Event of Default has occurred. The arbitrator will also confirm whether or not the Event of Default has been cured by the defaulting party prior to the exercise by the non-defaulting party of its remedies pursuant to Section 13.2 or 13.3, as the case may be.

13.5	Survival Upon Termination

If this Agreement is terminated pursuant to this Article 13, such termination will be without any further liability or obligation of any party hereto, except as provided in Section 4.5, Section 13.6, Section 13.7 and Section 15.2 hereof.

13.6	Action Upon Termination

13.6.1     From and after the effective date of the termination of this Agreement, the Manager will not be entitled to receive the Property Management Fee for further Services under this Agreement, but will be paid all compensation accruing to the date of termination (including such day), all Leasing Fees owing to the Manager after such termination with respect to Leases that were renewed, extended, renegotiated or restructured prior to the effective date of termination of this Agreement and all other bona fide amounts (including Expenses and Governmental Charges) incurred by the Manager in respect of Services performed to the date of such termination.

13.6.2     Upon any termination of this Agreement, the Manager will forthwith:

13.6.2.1       pay over to the relevant BOPC Group Members all money collected and held for their account pursuant to this Agreement;

13.6.2.2       deliver to the relevant BOPC Group Members a full accounting, including a statement showing all payments collected by and a statement of all money held by it, covering the period following the date of the last accounting furnished to them; and

13.6.2.3       deliver to the relevant BOPC Group Members all of their property and documents then in the custody of the Manager.

13.7	Release of Money or other Property Upon Written Request

The Manager hereby agrees that any money or other property of a BOPC Group Member held by the Manager under this Agreement will be held by the Manager as custodian for such Person, and the Manager’s records will be appropriately marked clearly to reflect the ownership of such money or other property by such Person.  Upon the receipt by the Manager of a written request signed by a duly authorized representative of a BOPC Group Member requesting the Manager to release any money or other property then held by the Manager for the account of such BOPC Group Member under this Agreement, the Manager will release such money or other property to such BOPC Group Member within a reasonable period of time, but in no event later than 60 days following such request.  The Manager will not be liable to any BOPC Group Member or any partner, director or officer thereof or any other Person for any acts performed or omissions to act by any BOPC Group Member in connection with the money or other property released to a BOPC Group Member in accordance with the second sentence of this Section 13.7.  The Trust and the Limited Partnership will jointly and severally indemnify and hold harmless the Manager, the Sponsor and each of their respective Affiliates (and each of the directors, officers, agents, subcontractors, delegatees, members, partners, shareholders and employees of the foregoing) against any and all Liabilities which arise in connection with the Manager’s release of such money or other property to a BOPC Group Member in accordance with the terms of this Section 13.7.  Indemnification pursuant to this provision will be in addition to any right of such Persons to indemnification under Section 12.1 hereof.  The provisions of this Section 13.7 will survive the termination of this Agreement.

ARTICLE 14
ARBITRATION

14.1	Sole and Exclusive Procedure

All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, including with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), will be determined in accordance with the procedures set forth in this Article 14, which sets out the sole and exclusive procedure for the resolution of Disputes.  The resolution of Disputes pursuant to the terms of this Article 14 will be final and binding upon the parties to this Agreement, and there will be no appeal therefrom, including, without limitation, any appeal to a court of law on a question of law, a question of fact, or a question of mixed fact and law.  For greater certainty, the application of subsection 7(2) of the Arbitration Act, 1991 (Ontario) is expressly excluded.

14.2	Arbitration Procedure

Whenever a Dispute arises among any parties to this Agreement, any party may refer the matter to arbitration for determination, which will be initiated and processed as follows:

14.2.1     The party desiring arbitration will give notice thereof (a “Notice of Arbitration”), with reasonable details of the matter to be arbitrated, to the other parties.  All the parties will mutually agree on one arbitrator who will be a disinterested person of recognized competence in the area of dispute to be arbitrated.

14.2.2     If all the parties fail to agree upon the selection of an arbitrator within 15 days after the Notice of Arbitration has been given, any of the parties, upon notice to the other parties, may apply to the Ontario Superior Court of Justice or to any other court having jurisdiction for the appointment of an arbitrator (who will have the qualifications referred to in Section 14.2.1).

14.2.3     Each party will be entitled to present evidence and argument to the arbitrator. The arbitrator will have the right only to interpret and apply the terms, covenants, agreements, provisions, conditions or limitations of this Agreement, and may not change any terms, covenants, provisions, conditions or limitations, or deprive any party to this Agreement of any right or remedy expressly provided in this Agreement.

14.2.4     The arbitrator will hear the submissions of the parties and will render a decision within 30 days after the appointment of the arbitrator and the parties will cause written submissions and all documentation they intend to rely on to be filed with the arbitrator within 20 days after the appointment of the arbitrator.

14.2.5     The arbitrator will give written notice to the parties stating his or her determination, and will furnish to all parties a copy of such determination signed by him or her.

14.2.6     In any arbitrator fails, refuses or is unable to act, a new arbitrator will be appointed in his or her stead, which appointment will be made in accordance with Section 14.2.1.

14.2.7     The expenses of resolving any Dispute will be borne by the parties equally unless the arbitrator awards otherwise.  Each party will, however, be responsible for its own legal fees and disbursements and the fees and expenses of its witnesses, if any.

14.2.8     Except where inconsistent with the provisions of this Article 14, the Arbitrations Act, 1991 (Ontario) will apply to the arbitration.

ARTICLE 15
GENERAL PROVISIONS

15.1	Assignment

15.1.1     This Agreement will not be assigned by the Manager or the Sponsor without the prior written consent of the Trust, except in the case of assignment by the Manager or the Sponsor to an Affiliate or a Person that is its successor by merger, consolidation or purchase of all or substantially all of its assets, in which case the Affiliate or successor will be bound under this Agreement and by the terms of the assignment in the same manner as such of the Manager or the Sponsor, as applicable, is bound under this Agreement. Subject to Section 2.2, the parties agree that the Manager shall at all times be a Subsidiary of the Sponsor or an Affiliate or successor to the Sponsor in accordance with this Section 15.1.1.  In addition, provided that the Manager or the Sponsor, as applicable, provides prior written notice to the Trust for informational purposes only, nothing contained in this Agreement will preclude any pledge, hypothecation or other transfer or assignment of the Manager’s or the Sponsor’s rights under this Agreement, including any amounts payable to the Manager under this Agreement, to a bona fide lender as security.  Upon any assignment of this Agreement, the Manager or the Sponsor, as applicable, will not be relieved of any of its covenants or obligations under this Agreement.

15.1.2     This Agreement will not be assigned by the Trust and the Limited Partnership without the prior written consent of the Manager, except in the case of assignment by the Trust or the Limited Partnership to an Affiliate or a Person that is its successor by merger, consolidation or purchase of all or substantially all of its assets, in which case the Affiliate or successor will be bound under this Agreement and by the terms of the assignment in the same manner as the Trust and the Limited Partnership is bound under this Agreement.  Upon any assignment of this Agreement, the Trust or Limited Partnership, as applicable, will not be relieved of any of its covenants or obligations under this Agreement.

15.1.3    Any purported assignment of this Agreement in violation of this Section 15.1 will be null and void.

15.2	Failure to Pay When Due

Any amount payable by the Trust, the Limited Partnership or any BOPC Group Member hereunder which is not remitted when so due will remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment) at a rate per annum equal to the Interest Rate.

15.3	Consequential Damages

In no event will any party be liable to any other party for any indirect, special, incidental, punitive, exemplary or consequential damages of any kind, including any damages for loss of profits or business or revenue, failure to realize expected savings, loss of use, business interruption, loss of data or cost of recovery, however derived, in connection with or related to this Agreement.

15.4	Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

15.5	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by email or by hand-delivery as hereinafter provided.  Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by email, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.  Notice of change of address will also be governed by this Section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by email and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed as follows:

15.5.1       if to the Trust:

Brookfield Office Properties Canada
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3
Attention:     Senior Vice President, Legal Counsel Eastern
email:             deborah.rogers@brookfield.com

15.5.2       if to the Limited Partnership or any other BOPC Group Member:

BOPC GP Inc., as general partner of Brookfield Office Properties Canada LP
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3
Attention:      Senior Vice President, Legal Counsel Eastern
email:              deborah.rogers@brookfield.com

15.5.3       if to the Manager:

Brookfield Properties Management Corporation
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3
Attention:      Chief Operating Officer, Canadian Commercial Operations
email:               jan.sucharda@brookfield.com

15.5.4       if to the Sponsor:

Brookfield Properties Corporation
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3
Attention:       Chief Operating Officer, Canadian Commercial Operations
email:                jan.sucharda@brookfield.com

or to such other addresses or facsimile numbers as a party may from time to time notify the other in accordance with this Section 15.5.

15.6	Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

15.7	Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

<Signature Page Follows>

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BROOKFIELD OFFICE PROPERTIES CANADA

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Trustee

BROOKFIELD OFFICE PROPERTIES CANADA LP, by its general partner BOPC GP INC.

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Chief Operating Officer

BROOKFIELD PROPERTIES MANAGEMENT CORPORATION

By:	“Jan Sucharda”
	Name:	Jan Sucharda
	Title:	Director

BROOKFIELD PROPERTIES CORPORATION

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	President & Chief Executive
Officer, Canadian
Commercial Operations

Master Property Management Agreement